DXI Energy Updates ‘b-B100E Discovery’ Production Timeline

Fully Merged Pre-Stack Depth Migrated 3-D Images Defining Expanded Gething,
Halfway Oil and Deeper Targets Available by Early May

VANCOUVER, BRITISH COLUMBIA, April 16, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, is pleased to provide an operational update for its Woodrush project in N.E.B.C.

“This is truly an exciting time in NEBC as we are seeing resurgement investment interest in the Fort St. John region, evidenced by recent natural gas related leasing activity by industry giants along with a positive move forward in Canadian LNG export plans. Coupled with improved forecasts for commodity pricing, DXI will accelerate its timeline to increase daily natural gas production and associated cash flow at the Woodrush project while keeping focused on our 2018 initiatives related to developing new Halfway oil production.  As reported in March, the b-B100E discovery well logged 29.5’ of net hydrocarbon pay, the thickest reservoir of the entire leasehold to date. Plans are to tie into production in the third quarter with reserve volumes calculated shortly thereafter. The new data is providing the necessary clarity in defining the best bottom hole locations to drill for additional Halfway oil pools and perhaps deeper targets later this year,” stated Robert L. Hodgkinson, Chairman & CEO.

b-B100E Well (Gething Gas)

The exploration well, was directionally drilled to a total depth of 3600’ and evaluated several geological zones, logging 29.5’ of net hydrocarbon pay. Importantly, this new data will serve to provide a valuable foundation to enhance our current 3D seisimic processing and interpretation for application towards future wells and was acquired very cost efficiently as our drill partner covered 62% of the costs of this well to the casing point.

D-91 Oil Well Production Enhancements

Simultaneous with the completion initiatives for b-B100E, DXI will work to increase the field oil production level from one of our current oil wells (D-91) by altering the pool waterflood. The same workover rig completing b-B100E will be utilized to execute this operation, maximizing cost efficiency.

Seismic Data Integration

We expect to fully complete the integration of the new seismic data secured from the b-B100E well with our existing data in the next few weeks. This information will drive the next phase of our 2018 program as we look to identify and best define the optimal future oil and gas targets at Woodrush with the first fully merged pre-stack depth migrated 3-D images created for this project under contract by Martex Geophysical and Absolute Imaging in Calgary.

Woodrush Project: Legacy Operations

On a historical basis, initial oil discoveries were drilled at Woodrush in 2008 and 2010, each commencing production at approximate rates greater than 500 BOPD of light 42’ gravity crude with cumulative production of over 675,000 barrels of oil since discoveryand still producing. Subsequent to the oil discoveries, in 2011 and 2012 robust discovered gas volumes have been produced from multiple zones including Notikewin, Gething and Halfway. The current production infrastructure, consisting of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipe-lines has a production capacity of approximately 2,000 Barrels of oil and up to 4 MMCF of gas per day. New discoveries in this location will utilize this existing in-place infrastructure and transportation system to market new production in the most cost effective manner.

“The Woodrush production profile consists of both light gravity crude & natural gas and we remain both confident and committed to efficiently ramping production and leveraging our $12mm infrastructure. DXI’s technical team is working aggressively to optimimize all new well data to best define the next 2018 drill targets for all partners including consideration for traditional territorial stakeholders,” concluded Robert L. Hodgkinson, Chairman & CEO.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations - New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com